Shareholder Meeting Results (unaudited)

The adjourned Annual Meeting of Shareholders of Tax-Free
Fund for Colorado (the "Fund") was held on May 25, 2004.
The holders of shares representing 77% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee			For		Withheld

	Lacy B. Herrmann			655,687	144,139
	Tucker Hart Adams			18,678,423	121,403
	Thomas A. Christopher		18,701,147	98,678
	Gary C. Cornia			18,701,304	98,521
	Diana P. Herrmann			18,680,698	119,127
	John C. Lucking			18,702,635	97,190
	Anne J. Mills			18,688,007	111,818
	J. William Weeks			18,672,227	127,598


2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

	For			Against	Abstain

	18,635,591		64,825	99,409